VIA EDGAR

February 29, 2024

Alison T. White

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	StepStone Private Venture and Growth Fund (File Nos. 333-263765, 811-23786).

Ms. White:

On behalf of StepStone Private Venture and Growth Fund (the “Fund”), submitted herewith via the EDGAR system are the responses to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC”) regarding the Preliminary Proxy Statement on behalf of the Fund, filed on February 9, 2024. We are filing this letter with the definitive proxy statement. This letter is in response to the comments of the Staff of the SEC provided in a telephonic conference with Stephen Cohen and Sam Scarritt-Selman of Dechert LLP held on February 16, 2024.

For your convenience, we have restated your comments below followed by our responses.

Comment 1: The last sentence of the Q&A section “Why is the Board recommending approval of the Proposal?” states that “[t]he Adviser reported that it believes there will continue to be sufficient attractive investment opportunities for the Fund in the information technology group of industries in the future and that the amended policy will better enable the Fund to pursue its investment objective.” Please expand this disclosure to further explain the business reasons for the Proposal. Please also disclose how the Proposal will change how the Fund is managed and what impact the proposal will have on risks to investors.

Response: The Fund has incorporated this comment, and the impacted disclosure will be revised as follows:

At a meeting of the Fund’s Board of Trustees (the “Board”) on February 21, 2024, StepStone Group Private Wealth LLC (the “Adviser”), the Fund’s investment adviser, recommended that the Board approve the Proposal given the number of investment opportunities – both direct investments and Underlying Fund investments – in the information technology group of industries that the Fund would forego. The Adviser reported that it believes that there are currently many attractive investment opportunities for the Fund in the information technology group of industries, including through direct investments in information technology services, software, technology hardware and equipment and semi-conductor companies, as well as secondary and primary fund investments in Underlying Funds that focus on companies in the information technology group of industries. The Adviser reported that it believes there will continue to be sufficient attractive investment opportunities for the Fund in this area in the future and that the amended policy will better enable the Fund to pursue its investment objective, even though, by concentrating the Fund’s investments in the information technology group of industries, the Fund will be more exposed to the risks associated with this group of industries. The Adviser reported that the Proposal would not change how the Fund is managed, other than that the Proposal would enable the Fund to gain additional exposure to investments in the information technology group of industries than under its current investment policy.

Comment 2: Per Item 22(a)(3)(iii) of Schedule 14A, please revise disclosure to more prominently disclose how shareholders may obtain the Fund’s most recent audited annual report and semi-annual report succeeding the most recent audited annual report.

Response: The Fund has incorporated this comment, and the impacted disclosure will be revised accordingly.

Comment 3: In the section “Reason for the Fundamental Investment Policy Change,” please include disclosure of risks of concentrating in the information technology group of industries.

Response: The Fund has incorporated this comment, and the impacted disclosure will be revised accordingly:

The Adviser believes that investments in the information technology group of industries will serve as an important driver to achieving the Fund’s primary investment objective of long-term capital appreciation in the future. If approved, the Fund will gain exposure to the information technology group of industries through various types of investments, including direct investments in information technology services, software, technology hardware and equipment and semi-conductor companies, as well as secondary and primary fund investments in Underlying Funds that focus on companies in the information technology group of industries.

By concentrating the Fund’s investments in the information technology group of industries, the Fund’s performance will be more closely impacted by the performance of a particular market segment than if the Fund was not concentrated in the information technology group of industries. The Fund’s concentration in these investments may present more risks than if it were more broadly diversified over numerous industries and sectors of the economy. A broad downturn in investments tied to this group of industries would have a larger impact on the Fund than on a fund that does not concentrate in such investments. The investment risks associated with investing in the information technology group of industries include: the intense competition to which information technology companies may be subject; the dramatic and often unpredictable changes in growth rates and competition for qualified personnel among information technology companies; effects on profitability from being heavily dependent on patent and intellectual property rights and the loss or impairment of those rights; obsolescence of existing technology or competition from more innovative technology; general economic conditions; and government regulation. At times, the performance of investments in the information technology group of industries may lag the performance of investments in other industries or the broader market as a whole.

Comment 4: Please advise supplementally what the Fund means by the following disclosure: “During the period of proxy solicitation, the Fund will continue to make investments in enterprise information technology, technology-enabled products and services, consumer internet, healthcare, branded consumer/consumer packaged goods, and other sectors benefiting from attractive secular trends.”

Response: The Fund hereby confirms that, in order to pursue its investment objective during the period of proxy solicitation, the Fund will continue to make investments across various industries and sectors, including in enterprise information technology, technology-enabled products and services, consumer internet, healthcare, branded consumer/consumer packaged goods, and other sectors benefiting from attractive secular trends, consistent with the Fund’s investment objective and investment strategy.

Comment 5: In the section “Expense of Proxy Solicitation”, please explain how proxies would be solicited. If proxies will be solicited otherwise than by use of mail, please include the disclosure required by Item 4(a)(3) of Schedule 14A.

Response: The Fund section entitled “Expenses of Proxy Solicitation” has been revised as follows:

Proxy Solicitation

This proxy solicitation is being made primarily by mail but may also be made by employees of the Adviser and its affiliates as well as dealers or their representatives in person or by mail, telephone, electronic mail, facsimile or oral communication. The Fund has retained Broadridge Financial Solutions, Inc. (“Broadridge”), a proxy solicitation firm, to assist with the solicitation and tabulation of proxies. The Adviser will bear the costs of printing, mailing and soliciting proxies, including the costs of Broadridge.

Comment 6: Please revise disclosure regarding broker non-votes to remove such disclosure or clarify that, since the Proposal is non-routine, there will not be any broker non-votes.

Response: This comment has been incorporated, and the impacted disclosure will be revised as follows:

Voting Securities and Required Vote

As of the Record Date, there were 2,996.01 Class T shares, 1,272,547.99 Class S shares, 87,215.43 Class D Shares and 11,062,368.10 Class I Shares of beneficial interest of the Fund issued and outstanding.

All shareholders of record of the Fund on the Record Date are entitled to vote at the Special Meeting on the Proposal. Each shareholder is entitled to one vote per share held, and fractional votes for fractional shares held, on any matter submitted to a vote at the Special Meeting. Shareholders of the Fund will vote as a single class.

One-third (1/3) of the Fund’s outstanding shares entitled to vote on the Proposal present in person or by proxy shall constitute a quorum at the Special Meeting. Proxies returned for shares whose proxies reflect an abstention on a proposal, are all counted as shares present and entitled to vote for purposes of determining whether the required quorum of shares exists. However, since such shares are not voted in favor of a proposal, they have the effect of counting as a vote AGAINST the proposal. Since the Proposal is non-routine, there will not be any broker non-votes. An affirmative vote of the holders of (a) of 66-2/3% or more of the voting securities present at such meeting, if the holders of more than 50% of the outstanding voting securities of the Fund are present or represented by proxy; or (b) of more than 50% of the outstanding voting securities of the Fund, whichever is less, is required for the approval of a proposal.

Effect of Abstentions

All proxies voted, including abstentions, will be counted toward establishing a quorum.

Abstentions will be treated as shares voted against a proposal. Treating abstentions as votes against a proposal can have the effect of causing shareholders who choose not to participate in the proxy vote to prevail over shareholders who cast votes or provide voting instructions to their brokers or nominees. The Fund may request that selected brokers or nominees return proxies on behalf of shares for which voting instructions have not been received if doing so is necessary to obtain a quorum. Abstentions will not be voted “FOR” or “AGAINST” any adjournment.

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Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at 212-698-3525.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz, Esq.
Dechert LLP

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